FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Capitalization and Indebtedness as of March 31, 2019

The registrant hereby incorporates Exhibits 1 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-229191) of the registrant, filed with the SEC on January 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U. S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“Nomura” or “NHI”) as of March 31, 2019. There has been no material change in Nomura’s capitalization and indebtedness since March 31, 2019.

Millions of yen
As of March 31, 2019
Short-term borrowings	¥841,758
Long-term borrowings	7,915,769
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of March 31, 2019
Issued—3,493,562,601 shares as of March 31, 2019
Outstanding—3,310,800,799 shares as of March 31, 2019	594,493
Additional paid-in capital	687,761
Retained earnings	1,486,825
Accumulated other comprehensive income (loss)	(29,050)

Total NHI shareholders’ equity before treasury stock	2,740,029
Common stock held in treasury, at cost—182,761,802 shares as of March 31, 2019	(108,968)

Total NHI shareholders’ equity	2,631,061
Noncontrolling interests	49,732

Total equity	2,680,793

Total capitalization and indebtedness	¥11,438,320

Nomura enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥5,764 million as of March 31, 2019.